EXHIBIT 99.2

ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom

Update—Routine announcements in the period to June 1, 2021

May 5, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 04, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 30,000

Date of transaction: May 04, 2021

Price paid per share: £90.900000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,323,975 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,847,207

The figure of 223,847,207 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5311X_1-2021-5-4.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 6, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 05, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 2,676

Date of transaction: May 05, 2021

Price paid per share: £92.899415

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,326,651 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,844,531

The figure of 223,844,531 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6896X_1-2021-5-5.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 7, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 06, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 27,204

Date of transaction: May 06, 2021

Price paid per share: £93.208616

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,351,847 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,819,335

The figure of 223,819,335 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8435X_1-2021-5-6.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 10, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 07, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 21,358

Date of transaction: May 07, 2021

Price paid per share: £94.114283

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,373,205 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,797,977

The figure of 223,797,977 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9911X_1-2021-5-7.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 11, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 10, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 34,337

Date of transaction: May 10, 2021

Price paid per share: £94.380000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,407,542 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,763,640

The figure of 223,763,640 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1453Y_1-2021-5-10.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 12, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 11, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 80,000

Date of transaction: May 11, 2021

Price paid per share: £91.52000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,487,542 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,683,640

The figure of 223,683,640 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2887Y_1-2021-5-11.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 13, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 12, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 80,000

Date of transaction: May 12, 2021

Price paid per share: £92.00000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,567,542 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,603,640

The figure of 223,603,640 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4486Y_1-2021-5-12.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 14, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 13, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 80,000

Date of transaction: May 13, 2021

Price paid per share: £91.656411

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,645,802 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,525,380

The figure of 223,525,380 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6047Y_1-2021-5-13.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 18, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 17, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 41,025

Date of transaction: May 17, 2021

Price paid per share: £91.960000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,686,827 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,484,355

The figure of 223,484,355 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9067Y_1-2021-5-17.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 19, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 18, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 30,000

Date of transaction: May 18, 2021

Price paid per share: £92.620856

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,716,827 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,434,355

The figure of 223,434,355 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0543Z_1-2021-5-18.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 26, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 25, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 60,000

Date of transaction: May 25, 2021

Price paid per share: £97.220000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,773,580 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,397,602

The figure of 223,397,602 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7978Z_1-2021-5-25.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 27, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 26, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 43,255

Date of transaction: May 26, 2021

Price paid per share: £96.240000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,816,835 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,354,347

The figure of 223,354,347 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9510Z_1-2021-5-26.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

May 28, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 27, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 46,926

Date of transaction: May 27, 2021

Price paid per share: £96.240000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,860,978 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,310,204

The figure of 223,310,204 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1048A_1-2021-5-27.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070

June 1, 2021

Transaction in own shares

Ferguson plc (the “Company”) announces that on May 28, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase programme, details of which were announced on March 16, 2021.

Description of shares: Ferguson plc - ordinary shares of 10 pence

Number of shares repurchased: 40,000

Date of transaction: May 28, 2021

Price paid per share: £95.840000

Broker: Barclays Capital Securities Limited

The Company intends to hold these Shares in Treasury.

Including Shares which have been purchased but not yet settled, the Company holds 8,734,347 Shares in Treasury.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 223,436,835

The figure of 223,436,835 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2783A_1-2021-5-28.pdf

For further information, please contact:

Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Mark Fearon, Director of Communications and Investor Relations	+44 (0) 118 927 3800

+44(0) 7711 875070